UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 3)*

LENZ Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

52635N103

(CUSIP Number)

Versant Venture Capital VI, L.P.

Max Eisenberg

One Sansome Street, Suite 1650

San Francisco, CA 94104

415-801-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 52635N103	13D

1.	Name of Reporting Persons Versant Venture Capital VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,101,199 shares of common stock (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,101,199 shares of common stock (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,101,199 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.6% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant VI (as defined in Item 2(a) of the Original Schedule 13D). Versant Ventures VI GP-GP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Versant Ventures VI GP (as defined in Item 2(a) of the Original Schedule 13D), which is the general partner of Versant VI. Each of Versant Ventures VI GP-GP and Versant Ventures VI GP may be deemed to share voting, investment and dispositive power with respect to the shares held by Versant VI.

(2)

Based upon 27,500,892 shares of Common Stock (as defined in Item 1 of the Original Schedule 13D) outstanding as of October 31, 2024, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2024, filed with the United States Securities and Exchange Commission (the “Commission”) on November 6, 2024 (the “Form 10-Q”).

CUSIP No. 52635N103	13D

1.	Name of Reporting Persons Versant Ventures VI GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,101,199 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,101,199 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,101,199 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.6% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant VI. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Each of Versant Ventures VI GP-GP and Versant Ventures VI GP may be deemed to share voting, investment and dispositive power with respect to the shares held by Versant VI.

(2)	Based upon 27,500,892 shares of Common Stock outstanding as of October 31, 2024, as set forth in the Form 10-Q.

CUSIP No. 52635N103	13D

1.	Name of Reporting Persons Versant Ventures VI GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,101,199 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,101,199 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,101,199 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.6% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

These shares are held by Versant VI. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Each of Versant Ventures VI GP-GP and Versant Ventures VI GP may be deemed to share voting, investment and dispositive power with respect to the shares held by Versant VI.

(2)	Based upon 27,500,892 shares of Common Stock outstanding as of October 31, 2024, as set forth in the Form 10- Q.

CUSIP No. 52635N103	13D

1.	Name of Reporting Persons Versant Vantage II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 842,162 shares of common stock (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 842,162 shares of common stock (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 842,162 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant Vantage II (as defined in Item 2(a) of the Original Schedule 13D). Versant Vantage II GP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Versant Vantage II, and Versant Vantage II GP-GP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Versant Vantage II GP. Each of Versant Vantage II GP and Versant Vantage II GP-GP share voting, investment and dispositive power over the shares held by Versant Vantage II.

(2)	Based upon 27,500,892 shares of Common Stock outstanding as of October 31, 2024, as set forth in the Form 10- Q.

CUSIP No. 52635N103	13D

1.	Name of Reporting Persons Versant Vantage II GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 842,162 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 842,162 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 842,162 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant Vantage II. Versant Vantage II GP is the general partner of Versant Vantage II, and Versant Vantage II GP-GP is the general partner of Versant Vantage II GP. Each of Versant Vantage II GP and Versant Vantage II GP-GP share voting, investment and dispositive power over the shares held by Versant Vantage II.

(2)	Based upon 27,500,892 shares of Common Stock outstanding as of October 31, 2024, as set forth in the Form 10-Q.

CUSIP No. 52635N103	13D

1.	Name of Reporting Persons Versant Vantage II GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 842,162 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 842,162 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 842,162 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 3.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

These shares are held by Versant Vantage II. Versant Vantage II GP is the general partner of Versant Vantage II, and Versant Vantage II GP-GP is the general partner of Versant Vantage II GP. Each of Versant Vantage II GP and Versant Vantage II GP-GP share voting, investment and dispositive power over the shares held by Versant Vantage II.

(2)	Based upon 27,500,892 shares of Common Stock outstanding as of October 31, 2024, as set forth in the Form 10-Q.

CUSIP No. 52635N103	13D

1.	Name of Reporting Persons Versant Venture Capital VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,669,323 shares of common stock (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,669,323 shares of common stock (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,669,323 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 1,598,789 shares of Common Stock held by Versant VII (as defined in Item 2(a) of the Original Schedule 13D) and (ii) 70,534 shares of Common Stock issuable upon exercise of a warrant to purchase shares of Common Stock (the “Warrant”) held by Versant VII. Versant Ventures VII GP-GP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Versant Ventures VII GP (as defined in Item 2(a) of the Original Schedule 13D), which is the general partner of Versant VII. Each of Versant Ventures VII GP-GP and Versant Ventures VII GP may be deemed to share voting, investment and dispositive power with respect to the shares held by Versant VII.

(2)

Based upon 27,571,426 shares of Common Stock, which consists of (i) 27,500,892 shares of Common Stock outstanding as of October 31, 2024, as set forth in the Form 10-Q, plus (ii) 70,534 shares of Common Stock issuable upon exercise of the Warrant held by Versant VII.

CUSIP No. 52635N103	13D

1.	Name of Reporting Persons Versant Ventures VII GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,669,323 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,669,323 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,669,323 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 1,598,789 shares of Common Stock received by Versant VII and (ii) 70,534 shares of Common Stock issuable upon exercise of the Warrant held by Versant VII. Versant Ventures VII GP-GP is the general partner of Versant Ventures VII GP, which is the general partner of Versant VII. Each of Versant Ventures VII GP-GP and Versant Ventures VII GP may be deemed to share voting, investment and dispositive power with respect to the shares held by Versant VII.

(2)

Based upon 27,571,426 shares of Common Stock, which consists of (i) 27,500,892 shares of Common Stock outstanding as of October 31, 2024, as set forth in the Form 10-Q, plus (ii) 70,534 shares of Common Stock issuable upon exercise of the Warrant held by Versant VII.

CUSIP No. 52635N103	13D

1.	Name of Reporting Persons Versant Ventures VII GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,669,323 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,669,323 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,669,323 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 1,598,789 shares of Common Stock received by Versant VII and (ii) 70,534 shares of Common Stock issuable upon exercise of the Warrant held by Versant VII. Versant Ventures VII GP-GP is the general partner of Versant Ventures VII GP, which is the general partner of Versant VII. Each of Versant Ventures VII GP-GP and Versant Ventures VII GP may be deemed to share voting, investment and dispositive power with respect to the shares held by Versant VII.

(2)

Based upon 27,571,426 shares of Common Stock, which consists of (i) 27,500,892 shares of Common Stock outstanding as of October 31, 2024, as set forth in the Form 10-Q, plus (ii) 70,534 shares of Common Stock issuable upon exercise of the Warrant held by Versant VII.

CUSIP No. 52635N103	13D

Explanatory Note:

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D originally filed by certain of the Reporting Persons with the Commission on July 9, 2021 as it has been amended by Amendment No. 1 that was filed with the Commission on November 17, 2023 and Amendment No. 2 that was filed with the Commission on March 25, 2024 (“Amendment No. 2” and collectively, the “Original Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment, a joint statement on Schedule 13D, is filed with respect to the common stock, par value $0.00001 per share (the “Common Stock”), of LENZ Therapeutics, Inc. (formerly known as Graphite Bio, Inc.), a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 201 Lomas Santa Fe Dr., Suite 300, Solana Beach, California 92075.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

This information reported below is based on a total of 27,500,892 shares of Common Stock outstanding as of October 31, 2024, as reported on the Form 10-Q filed with the Commission on November 6, 2024. This Amendment is being filed to update the aggregate percentage of the Common Stock owned by the Reporting Persons due to dilution caused by the Issuer’s sales of additional shares of its Common Stock from time to time since the date of the filing of Amendment No. 2. Such transactions resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in Amendment No. 2.

(a) and (b) See Items 7-11 and 13 of the cover pages of this Amendment.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

November 8, 2024

Versant Venture Capital VI, L.P.
By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Ventures VI GP, L.P.
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Ventures VI GP-GP, LLC

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Vantage II, L.P.
By:	Versant Vantage II GP, L.P.
Its:	General Partner
By:	Versant Vantage II GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Vantage II GP, L.P.
By:	Versant Vantage II GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Vantage II GP-GP, LLC

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Venture Capital VII, L.P.
By:	Versant Ventures VII GP, L.P.
Its:	General Partner
By:	Versant Ventures VII GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Ventures VII GP, L.P.
By:	Versant Ventures VII GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Ventures VII GP-GP, LLC

By:	/s/ Max Eisenberg, Chief Operating Officer